SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 2 May 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____

Enclosures:
Sasol Issues Statement Regarding European Commission Investigation and United States
subpoena with respect to the paraffin wax industry

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
Sasol Issues Statement Regarding European Commission Investigation and United States subpoena with respect to the paraffin wax industry
On 28 April 2005, Sasol Wax International AG (Hamburg) was notified that the European Commission has commenced an investigation of alleged anticompetitive behavior among industry members in the paraffin wax industry. In connection with this investigation, the European Commission has begun investigating various industry participants including the operations of Sasol Wax International AG and businesses controlled by Sasol Wax International AG. A subsidiary of Sasol Wax International AG in the United States of America, Sasol Wax Americas Incorporated (Shelton, Connecticut), has received a subpoena for information on 28 April 2005 from the United States District Court for information regarding its wax sales activities. Sasol Wax International AG and its subsidiaries are cooperating fully with these investigations.
Sasol Wax International AG became a full subsidiary in the Sasol Group of companies in 2002 when
Sasol bought the remaining interest in the company from its joint venture partner. Sasol became a joint venture party to Sasol Wax International AG in 1995. In Sasol's 2004 financial year, Sasol Wax had a turnover of R3.9 billion and an operating profit of R270 million, representing 2.9% of Sasol's operating profit.
Sasol, with a market capitalisation of approximately USD 16 billion, is an integrated oil and gas group with substantial chemical interests. Based in South Africa and operating in 15 other countries throughout the world, Sasol is the leading provider of liquid fuels in South Africa and a major international producer of chemicals, using a world leading technology for the commercial production of synthetic fuels and chemicals from low grade coal. In the future Sasol expects to apply this technology to convert natural gas to diesel and chemicals. Sasol manufactures over 200 fuel and chemical products that are sold in more than 90 countries and also operates coal mines to provide feedstock for synthetic fuels and chemical plants. The company also manufactures and markets synthesis gas and operates the only inland crude oil refinery in South Africa. Internet address: www.sasol.com
Johannesburg
2 May 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 May 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary